As confidentially submitted to the Securities and Exchange Commission on March 26, 2026
This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
File No.
Confidential Treatment Requested by Solar SpinCo Inc.
Pursuant to 17 C.F.R. Section 200.83
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Solar SpinCo Inc.
(Exact name of registrant as specified in its charter)

Delaware	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

601 Jefferson Street, Suite 3400 Houston, Texas (Address of principal executive offices)	77002 (Zip code)

(713) 753-2000
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.001 par value	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by Solar SpinCo Inc.
Pursuant to 17 C.F.R. Section 200.83
SOLAR SPINCO INC.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement of Solar SpinCo Inc. filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein, or deemed to be a part hereof, unless such information is specifically incorporated by reference.
Item 1.	Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Separation and Distribution,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.	Risk Factors.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary—Summary of Risk Factors,” “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Those sections are incorporated herein by reference.
Item 2.	Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.
Item 3.	Properties.
The information required by this item is contained under the section of the information statement entitled “Business—Properties.” That section is incorporated herein by reference.
Item 4.	Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5.	Directors and Executive Officers.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Directors.” Those sections are incorporated herein by reference.
Item 6.	Executive Compensation.
The information required by this item is contained under the sections of the information statement entitled “Management,” ‘Directors” and “Executive Compensation.” Those sections are incorporated herein by reference.
Item 7.	Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Management,” “Directors” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by Solar SpinCo Inc.
Pursuant to 17 C.F.R. Section 200.83
Item 8.	Legal Proceedings.
The information required by this item is contained under the sections of the information statement entitled “Business—Legal Proceedings” and Note 14 “Commitments and Contingencies” and Note 15 “U.S. Government Matters” to the audited combined financial statements. Those sections are incorporated herein by reference.
Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” “Capitalization,” “Security Ownership of Certain Beneficial Owners and Management” and “Description of SpinCo’s Capital Stock.” Those sections are incorporated herein by reference.
Item 10.	Recent Sales of Unregistered Securities.
The information required by this item is contained under the section of the information statement entitled “Description of SpinCo’s Capital Stock.” That section is incorporated herein by reference.
Item 11.	Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy” and “Description of SpinCo’s Capital Stock.” Those sections are incorporated herein by reference.
Item 12.	Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of SpinCo’s Capital Stock.” That section is incorporated herein by reference.
Item 13.	Financial Statements and Supplementary Data.
The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Financial Statements and Schedules” (and the financial statements and related notes referenced therein). Those sections and the financial statements and related notes referenced therein are incorporated herein by reference.
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
Not applicable.
Item 15.	Financial Statements and Exhibits.
(a) Financial Statements and Schedule
The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Index to Financial Statements and Schedules” (and the financial statements and related notes referenced therein). Those sections and the financial statements and related notes referenced therein are incorporated herein by reference.

Confidential Treatment Requested by Solar SpinCo Inc.
Pursuant to 17 C.F.R. Section 200.83
(b) Exhibits
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between KBR, Inc. and Solar SpinCo Inc.*
3.1	Form of Amended and Restated Certificate of Incorporation of Solar SpinCo Inc.*
3.2	Form of Amended and Restated Bylaws of Solar SpinCo Inc.*
10.1	Form of Transition Services Agreement by and between KBR, Inc. and Solar SpinCo Inc.*
10.2	Form of Tax Matters Agreement by and between KBR, Inc. and Solar SpinCo Inc.*
10.3	Form of Employee Matters Agreement by and between KBR, Inc. and Solar SpinCo Inc.*
10.4	Stockholder’s and Registration Rights Agreement by and between KBR, Inc. and Solar SpinCo Inc.*
10.7	Form of Solar SpinCo Inc. Director and Officer Indemnification Agreement*
21.1	Subsidiaries of Solar SpinCo Inc.*
99.1	Information Statement of Solar SpinCo Inc., preliminary and subject to completion, dated March 26, 2026**
99.2	Form of Notice of Internet Availability of Information Statement Materials.*

*	To be filed by amendment.
**	Filed herewith

Confidential Treatment Requested by Solar SpinCo Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAR SPINCO INC.

By:
Name:
Title:

Date:     , 2026